                                                               EXHIBIT (a)(1)(D)



From:       Johnnie Horn
To:         BMC - All - US - Employees
Subject:    Offer to Exchange

            As a follow-up to Bob Beauchamp's email of today, I am happy to announce that we will offer to exchange your outstanding options under our 1994 employee incentive plan or our 2000 employee stock incentive plan that have an exercise price of $30.00 per share or more for new options we will grant under those plans. The offer is not conditioned upon a minimum number of eligible options being exchanged. THIS OFFER IS NOT RELEVANT TO ALL EMPLOYEES.

Eligibility

            We are limiting the offer to U.S. employees. However, none of the following individuals will be entitled to participate in the offer: (a) any of the members of our board of directors, (b) our chief executive officer, our chief financial officer or any of our senior vice presidents and (c) any employee who received options to acquire our common stock on or after March 9, 2002.

            IF YOU HAVE NOT PREVIOUSLY BEEN GRANTED BMC STOCK OPTIONS UNDER THE TWO PLANS LISTED ABOVE WITH EXERCISE PRICES OF $30.00 OR GREATER, YOU ARE NOT ELIGIBLE FOR THIS OFFER. You may exchange options only on a grant-by-grant basis, that is, for each option grant you have received, you may exchange all or none (but not part) of the unexercised portion of such option.

Exchange Ratios

            The new options to be issued to a participant in the exchange will cover a lesser number of shares than the number of shares covered by eligible options being replaced, calculated as follows:

         o If the exercise price per share of the eligible option being replaced is $30.00 or more, but less than $40.00, the number of shares of common stock subject to the new option will equal one-half the number of shares subject to the eligible option being replaced.

         o If the exercise price per share of the eligible option being replaced is $40.00 or more, but less than $50.00, the number of shares of common stock subject to the new option will equal one-third the number of shares subject to the eligible option being replaced.

         o If the exercise price per share of the eligible option being replaced is $50.00 or more, the number of shares of common stock subject to the new option will equal one-fifth the number of shares subject to such eligible option being replaced.

Any fractional shares will be rounded upward to the nearest whole share.

Terms of New Grant

            Subject to the terms and conditions of the offer to exchange, we will grant the new options the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. For example, if we accept the tendered options on October 9,

2002, which is the scheduled expiration of the offer, the new options will be granted on April 10, 2003. The exercise price of the new options will be the mean of the high and low sales prices of our common stock reported by the NYSE on the date of that grant. The new options will be vested to the same extent as the eligible options they replace would have been vested had they not been replaced, and the new options will continue to vest according to the same vesting schedule as the eligible options being replaced. The other terms of your new options will be substantially the same as the terms of the replaced options.

Important Terms

            By tendering, you acknowledge that upon our acceptance of eligible options tendered by you, such eligible options will be cancelled and you will have no right to purchase BMC stock under the terms and conditions of these cancelled options after the date of our acceptance.

            Nothing in this offer modifies or changes your employment relationship with us or grants you any right to remain employed by us. If your employment with us is terminated by you or us voluntarily, involuntarily or for any reason or no reason, before your new options are granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to the grant that would have been issued on the date the new options are granted. Therefore, if you elect to participate and you are not an employee of BMC from the date of this letter through the date the new options are granted, you will not receive any new options or any other consideration in exchange for your cancelled options.

The Choice is Yours

            The board of directors and senior management team make no recommendation as to whether you should tender or refrain from tendering your eligible options in the offer. You must make your own decision whether to tender your eligible options.

If I am Eligible to Participate, Where Do I Find More Information?

            Our offer is being made under the terms and subject to the conditions of an offer to exchange which is attached to this email and a related election to exchange which will be delivered in a separate email from Human Resources later today. You should read carefully the entire offer to exchange and election to exchange before you decide whether or not to tender your eligible options. Within the offer to exchange, there is a section titled Frequently Asked Questions and Answers. In addition, we have created a web site (http://cww.bmc.com/hr/compensation/stock-options/index.html) that contains all of the relevant documents including an Employee Program Description and Decision Guide and a tool to help you compare the potential value of the new options to the potential value of your existing eligible options. A tender of options involves risks that are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the election to exchange and any other documents specified in that letter by the expiration date (October 9, 2002) of our offer. If you have any questions about the offer, please feel free to email compensation@bmc.com or call Barbara Fanning at (713) 918-4141.

Next Steps that an Eligible Option Holder Should Take

1. Review the entire offer to exchange and election to exchange before you decide whether or not to tender your eligible options.

2. Refer to the tools posted on the HR site that will help you reach a decision about your options.

3. Respond no later than October 9, 2002 if you elect to exchange your eligible options.

         We thank you for your continued efforts on behalf of BMC Software, Inc.



                                                Johnnie Horn